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                                                         EXHIBIT 20.2

                             CHATWINS GROUP, INC.
                         300 Weyman Plaza, Suite 340
                             Pittsburgh, PA 15236


TO:          HOLDERS OF SENIOR NOTES TENDERED
             TO CHATWINS GROUP, INC.

FROM:        Chatwins Group, Inc.

DATE:        June 8, 1999

RE:          Notice of Extension of Request to Withdraw Tendered Securities
             --------------------------------------------------------------

     Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to them in the Indenture, dated as of May 1, 1993, between Chatwins Group, Inc. (the "Company") and State Street Bank and Trust Company, as successor Trustee to The First National Bank of Boston (the "Trustee"), as amended (the "Indenture").

Background
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     a)     In accordance with Section 3.09 of the Indenture, the Company delivered a Notice of Purchase Offer, dated May 12, 1999, to Securityholders pursuant to which the Company made an offer to purchase (the "Purchase Offer") on June 1, 1999 (the "Purchase Date") 50% of the originally issued principal amount of the 13% Senior Notes due 2003 of the Company (the "Securities").

     b) As of the Purchase Date, $24,121,000 principal amount of Securities had accepted the Purchase Offer (the "Tendered Securities").

     c) On June 2, 1999, the Company delivered a Notice of Request to Withdraw Tendered Securities (the "Withdrawal Request Offer") to the holders of Tendered Securities ("Tendering Securityholders") pursuant to which the Company:

            (1) offered to pay a fee (the "Withdrawal Fee") equal to two percent (2%) of the principal amount of the Tendered Securities in respect of which Tendering Securityholders agree to withdraw their election to tender (a "Withdrawal"); and

            (2) informed the Tendering Securityholders that Contrarian Capital Management, LLC as agent for certain entities (collectively, "Contrarian") had agreed with the Company that it would purchase, for the same price payable by the Company under the Purchase Offer, Tendered Securities from all Tendering Securityholders who did not wish to elect a Withdrawal. Contrarian's agreement with the Company provides that it elects a Withdrawal of all Tendered Securities it acquires, if any, in consideration of which it will receive the Withdrawal Fee in respect of the Tendered Securities so acquired and withdrawn.

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     d)     As of the date hereof:

            (1) $7,100,000 principal amount of Tendered Securities have withdrawn their election to tender and will receive the Withdrawal Fee; and

            (2) Contrarian has purchased or agreed to purchase $16,186,000 principal amount of Tendered Securities, subject to, in some cases, completion of formal, definitive documentation (as noted above, Contrarian has already agreed to withdraw the election to tender such Securities and will receive the Withdrawal Fee in respect thereof); and

            (3) $835,000 principal amount of Tendered Securities remain outstanding under the Purchase Offer (the "Outstanding Tendered Securities").

Extension of Offer
------------------

     This Notice is to inform all Tendering Securityholders that (i) pursuant to its authority under Section 3.09 of the Indenture the Company has extended indefinitely the time by which Tendering Securityholders may elect a Withdrawal and receive the Withdrawal Fee in respect thereof and (ii) Contrarian continues to stand ready to purchase Outstanding Tendered Securities for the same price payable by the Company under the Purchase Offer.

     The Company reserves the right to terminate this extension of its Withdrawal Request Offer at any time for any reason and without prior notice.